UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Nunbelievable, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 23, 2018

Physical Address of Issuer:

712 Fifth Avenue, 7th Floor, New York, New York 10019, United States

Website of Issuer:

https://nunbelievable.com

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$271,415	$444,832
Cash & Cash Equivalents	$3,264	$66,314
Accounts Receivable	$25,180	$104,479
Current Liabilities	$1,151,290	$586,287
Long-Term Liabilities	$0	$0
Revenues/Sales	$913,065	$1,252,340
Cost of Goods Sold*	$645,954	$971,052
Taxes Paid	$0	$0
Net Income/(Loss)	$(1,345,573)	$(976,417)

*Cost of Revenues

Table of Contents


April 25, 2024

Nunbelievable, Inc.


EFFECTIVE SEPTEMBER 30, 2024, THE COMPANY WILL CEASE OPERATING ITS BUSINESS. THE COMPANY IS IN THE PROCESS OF WINDING DOWN AND LIQUIDATING ITS INVENTORY AND ASSETS.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Nunbelievable, Inc. ("**Nunbelievable,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://nunbelievable.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Nunbelievable, Inc.
(Issuer)

By:/s/Bryan Janeczko
(Signature)

Bryan Janeczko
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Bryan Janeczko
(Signature)

Bryan Janeczko
(Name)

Director
(Title)

April 25, 2024
(Date)

/s/Jonathan Cohen
(Signature)

Jonathan Cohen
(Name)

Director
(Title)

April 25, 2024
(Date)

/s/Allen Morgan
_____
(Signature)

Allen Morgan
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

/s/Michael Loeb
_____
(Signature)

Michael Loeb
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

/s/Rich Vogel
_____
(Signature)

Rich Vogel
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 25, 2024

Nunbelievable, Inc.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

EFFECTIVE SEPTEMBER 30, 2024, THE COMPANY WILL CEASE OPERATING ITS BUSINESS. THE COMPANY IS IN THE PROCESS OF WINDING DOWN AND LIQUIDATING ITS INVENTORY AND ASSETS.

Description of the Business

Nunbelievable, Inc. is a consumer baked goods business that sells its products directly to consumers, food service organizations, and retailers directly or via wholesale relationships. The Issuer was formed on May 23, 2018 as a Delaware corporation.

The Issuer is headquartered in New York. The Issuer sells its products through the internet and throughout the United States.

The Company's website is https://nunbelievable.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

EFFECTIVE SEPTEMBER 30, 2024, THE COMPANY WILL CEASE OPERATING ITS BUSINESS. THE COMPANY IS IN THE PROCESS OF WINDING DOWN AND LIQUIDATING ITS INVENTORY AND ASSETS.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

We rely on co-manufacturers to provide our supply of products.

Any failure by co-manufacturers to fulfill their obligations or any termination or renegotiation of our co- manufacturer agreements could adversely affect our results of operations. We have supply agreements with co-manufacturers that require them to provide us with specific finished products. We rely on several co-manufacturers as our source for products. We also anticipate that we will rely on several suppliers for future products. The failure for any reason of a co-manufacturers to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-manufacturers agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-manufacturer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-manufacturers or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-manufacturer arrangement with another provider. During an economic downturn, our co-manufacturers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-manufacturer arrangement may not be available on terms as favorable to us as the existing co-manufacturer arrangement, if at all.

The inability of any supplier, co-manufacturer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled.

If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale.

Our inability to secure, maintain and increase our presence in retail stores, and purchases from wholesalers, could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, and to wholesalers which have accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores and wholesalers. The loss of our relationship with any large retail partner or wholesaler could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail and wholesaler channels may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers or wholesalers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the snack and cookies category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of retail and wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Issuer may not be in compliance with the corporate registration requirements where it operates.

The Issuer's headquarters are located in the State of New York. The Issuer is not currently qualified to conduct business in New York and is in the process of applying for qualification. The Issuer could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

BUSINESS

EFFECTIVE SEPTEMBER 30, 2024, THE COMPANY WILL CEASE OPERATING ITS BUSINESS. THE COMPANY IS IN THE PROCESS OF WINDING DOWN AND LIQUIDATING ITS INVENTORY AND ASSETS.

Description of the Business

Nunbelievable, Inc. is a consumer baked goods business that sells its products directly to consumers, food service organizations, and retailers directly or via wholesale relationships. The Issuer was formed on May 23, 2018 as a Delaware corporation.

The Issuer is headquartered in New York. The Issuer sells its products through the internet and throughout the United States.

Business Plan

The Issuer plans to significantly expand its business by increasing sales and marketing, investing in technology and product development and bolstering its infrastructure. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nunbelievable Cookies	Packaged cookies offered in a variety of flavors offering low carbohydrates, low sugar, gluten free and keto friendly options.	Primarily adults via direct to consumer, business to business and business to consumer channels

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. We compete against other branded products as well as retailers private-label brands. Product quality and taste, value, and packaging are some of the important differentiating factors. Key competitors in the space include Highkey, Lenny & Larry's, Simple Mills, Levains, and Tate's.

Customer Base

The customer base is primarily adults throughout the U.S. The Issuer sells directly to consumers and also to retail locations and to wholesalers.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,092,721	"NUNBELIEVABLE"	Standard Character Mark	April 23, 2019	June 30, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, as a manufacturer of food products for human consumption, the Issuer's products are subject to the regulations of the Food and Drug Administration and similar state regulations. Accordingly, we are careful to partner with co-manufacturers who have the requisite experience and expertise to ensure compliance with all such applicable regulations. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bryan Janeczko	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Nunbelievable, Inc., 2019 – Present Responsible for strategy and general CEO responsibilities	New York University Stern School of Business, MBA, Finance, 1998; Marquette University, BBA, 1992
Jonathan Cohen	Chairman of the Board of Directors	Chairman of the Board of Nunbelievable, Inc., 2019 – Present Responsible for Board oversight Co-Founder & Chief Innovation Officer of Idealab NY, Co Managing Director of IdealabX, and the Founder, Chairman and CEO of The Trillions Co., 2012 – Present Responsible for general responsibilities of the CEO for the Trillions Company and responsible for all strategy and decision making for IdealabX and Idealab NY	New York University School of Law, Juris Doctor, 1994; University of Wisconsin-Madison, B.S., Industrial Engineering, 1991
Allen Morgan	Director	Director of Nunbelievable, Inc., 2019 – Present Responsible for Board oversight Co-Founder & Chief Executive Officer of Idealab NY and Co Managing Director of IdealabX, 2008 – Present Responsible for general responsibilities of the CEO of Idealab and responsible for all strategy and decision making for IdealabX	University of Virginia, Juris Doctor, 1981; Oxford University B.A. & M.A., Politics, Philosophy & Economics 1978; Dartmouth College, B.A., Government, 1976
Michael Loeb	Director	Director of Nunbelievable, Inc., 2019 – Present Responsible for Board oversight	Amherst College, B.A., Psychology, 1977

		Founder and Chief Executive Officer of Loeb NYC, 2006 – Present	
		Responsible for strategy and general CEO responsibilities of Loeb NYC	
Richard Vogel	Director	Director of Nunbelievable, Inc., 2019 – Present	New York University, MBA, 1990
		Responsible for Board oversight	
		Chief Operating Officer and Chief Financial Officer of Loeb NYC, 2006 – Present	University of Connecticut, B.S., Finance, 1987
		Responsible for project development/execution, financial management/administration of Loeb NYC	

Biographical Information

Bryan Janeczko: Bryan is the CEO, Co-Founder and Director of the Company. Bryan is a social venture entrepreneur, who has been engaged in co-founding and advising multiple emerging brands. Born and raised in Wisconsin, Bryan came to New York to attend NYU's Stern School of Business. In his current role as Nunbelievable CEO, he brings the mindset of purpose and service, principles he has carried through every step of his entrepreneurial journey.

Jonathan Cohen: Jonathan is the Chairman of the Board of the Company. Jonathan is the Founder and CEO of Idealab NY, Managing Director of IdealabX, and Founder and Executive Chairman of The Trillions Co ("Trillions"). Prior to founding Trillions, Jonathan was the Founder, Chairman and CEO of Agency of Trillions, a MAYA Company (acquired by Indiegogo). He was previously the Co-Founder and Chief Revenue Officer of SocialChorus (acquired by Halogen Media Group via Kohlberg Ventures). Jonathan received his Law Degree from New York University School of Law and his Industrial Engineering Degree from the University of Wisconsin-Madison.

Allen Morgan: Allen is a Director of the Company. Allen has served as an Idealab Director since May 2008. Allen has spent 30 years counseling entrepreneurs throughout the startup process. Between 1999 and 2011, he served as a Managing Director at Mayfield, and before that he was a partner at Latham & Watkins and Wilson Sonsini Goodrich & Rosati. Mr. Morgan earned an undergraduate degree from Dartmouth College, a second bachelor's degree and master's degree from Oxford University (Christ Church) and a J.D. from the University of Virginia.

Michael Loeb: Michael is a Director of the Company. A serial entrepreneur, Michael is currently the President and CEO of Loeb NYC, a private venture investor, and start-up incubator and operator of consumer marketing businesses. Prior to Loeb NYC, Michael was the President of the Synapse Group, Inc., now a wholly-owned subsidiary of Time Warner. Michael co-founded the company in 1992 with Priceline.com founder, Jay Walker. Under Michael's direction, Synapse grew to become the largest seller of consumer magazine subscriptions worldwide, leveraging its revolutionary and patented "continuous service" model to fundamentally change the industry.

Rich Vogel: Rich is a Director of the Company. Rich is a founding partner and Chief Financial and Operating Officer of Loeb Enterprises. He is responsible for the development and execution of current projects, as well as the financial management and administration of the company and its holdings. Prior to co-founding Loeb Enterprises in 2005, Rich was the President of MDSC Corporation, a wholly owned subsidiary of the Synapse Group, Inc. While at Synapse from 1994 to 2004, Rich headed each of the company's operating units and was responsible for its marketing partnerships.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has no employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

EFFECTIVE SEPTEMBER 30, 2024, THE COMPANY WILL CEASE OPERATING ITS BUSINESS. THE COMPANY IS IN THE PROCESS OF WINDING DOWN AND LIQUIDATING ITS INVENTORY AND ASSETS.

Capitalization

The Issuer's authorized capital stock consists of 41,511,463 shares of common stock, par value $0.000001 per share (the "**Common Stock**") and 22,163,241 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). All shares of Preferred Stock are designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"). As of the date of this Form C-AR, 17,379,005 shares of Common Stock and 20,036,112 shares of Series Seed Preferred Stock are issued and outstanding. Additionally, the Issuer has issued and outstanding 1,501,502 warrants to purchase Common Stock and has contractually committed to issue 1,301,252 options to purchase Common Stock which are not currently outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	17,379,005
Par Value Per Share	$0.000001
Voting Rights	1 vote per share*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Common Stockholders have a right to elect one (1) director of the Issuer

Type	Series Seed Preferred Stock
Amount Outstanding	20,036,112
Par Value Per Share	$0.00001
Voting Rights	1 vote per share*
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.1998 per share; (b) Right to receive non-cumulative dividends on any dividends paid on the Common Stock based on defined formula; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price per share at time of conversion; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Issuer in a public offering; and (f) Protective provisions so long as 1,583,392 shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

*Right to elect four (4) directors to the Board of the Issuer.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock*
Shares Issuable Upon Exercise	1,301,252
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

*Options are contractually obligated to be issued. Issuance is subject to completion of 409A valuation and execution of definitive documentation, which is expected to occur shortly after the closing of the Offering.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	1,501,502
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrant to purchase shares of Common Stock which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$965,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$142,810*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

*Includes $2,800 in Crowd SAFEs issued to the intermediary.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$3,577,570*	20,036,112	Research & Development and General Working Capital	Various dates between December 2020 and October 2021	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$965,000	3	Research & Development and General Working Capital	March 30, 2022 June 13, 2022 August 1, 2022 September 23, 2022 October 25, 2022 December 14, 2022 March 31, 2023 April 24, 2023 June 13, 2023	Reg D Rule 506(b)
Option to Purchase Common Stock	$0	1,301,252**	N/A	Pending	Section 4(a)(2)
Warrant to Purchase Common Stock	$300,000***	1,501,502	N/A	July 1, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$142,810* ****	70	Marketing and Research & Development	August 21, 2024	Reg. CF

*Of this amount, $1,702,570 was in the form of cancellation of indebtedness

**Options are contractually obligated to be issued. Issuance is subject to completion of 409A valuation and execution of definitive documentation, which is expected to occur shortly after the closing of the Offering.

***Warrant issued in exchange for documented services having this ascribed value.

**** Includes $2,800 in Crowd SAFEs issued to the intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Loeb Enterprises II LLC*	4,900,000 shares of Common Stock 7,878,296 shares of Series Seed Preferred Stock	34.15%
IdeaLab**	6,433,333 shares of Common Stock 6,349,916 shares of Series Seed Preferred Stock	34.17%

*Operated, managed and partially owned by Michael Loeb and Rich Vogel, each of whom are directors of the Issuer. Amounts shown do not include a Warrant and SAFEs held by Loeb Enterprises II LLC but do include shares held by its affiliate, Digilence LLC.

**Includes shares held by Idealab NY Inc., Idealab Angels1, L.P., Idealabx1, L.P., Selectx, LP and Accelerator of Trillions, LLC, all of which are under common control by Jonathan Cohen and Allen Morgan, each of whom are directors of the Issuer and officers of Idealab.

FINANCIAL INFORMATION

EFFECTIVE SEPTEMBER 30, 2024, THE COMPANY WILL CEASE OPERATING ITS BUSINESS. THE COMPANY IS IN THE PROCESS OF WINDING DOWN AND LIQUIDATING ITS INVENTORY AND ASSETS.

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of approximately $3,993 in cash and cash equivalents.

Liquidity and Capital Resources

In August 2023, the Company completed an offering pursuant to Regulation CF and raised an estimated $140,010.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) The Issuer pays Loeb Enterprises II LLC, which is managed and operated, and partially owned, by two of the Issuers directors, Michael Loeb and Richard Vogel, for various services. These services include office space and office services (e.g. printing, cleaning, etc.); support services, such as accounting, invoicing, and design; and other services shared across the Loeb NYC platform. There is a formal contract between the Company and Loeb Enterprises II LLC for these shared services, and the Board of Directors of the Issuer has formally consented to the relationship in a unanimous written consent or similar instrument. In addition to cash payments for these services, the Issuer previously issued a warrant to Loeb Enterprises II LLC to purchase 1,501,502 shares of Series Seed Preferred Stock at an exercise price of $0.1998 per share, which represented $300,000 in documented services provided by Loeb NYC to the Issuer.

(b) The Issuer paid Wicked Start Consulting LLC, which is owned and operated by the Issuer's CEO, Bryan Janeczko, for various services. These payments were in lieu of a salary to the CEO and in lieu of reimbursements to the CEO for certain expenses. Payments made to Wicked Start Consulting LLC by the Issuer were $105,000 in 2023 and $180,000 in 2022, respectively.

(c) The Issuer paid This Is My Era LLC, which was owned and operated by the wife of the Issuer's former CMO, Kuda Biza, for marketing, sales, and customer support services. Payments made to this entity by the Issuer were $33,599 in 2023 and $48,011 in 2022, respectively.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 25, 2024

Nunbelievable, Inc.

nunbelievable

Balance Sheet
End of FY 2023

Financial Row	Amount
ASSETS	
Current Assets	
Bank	
1000 - Cash & Cash Equivalents	
1005 - Chase Bank (3563)	$1,739.38
1015 - PayPal Bank	$1,524.64
Total - 1000 - Cash & Cash Equivalents	$3,264.02
Total Bank	$3,264.02
Accounts Receivable	
1200 - Accounts Receivable (A/R)	
1200 - Accounts Receivable (A/R)	$25,180.38
Total - 1200 - Accounts Receivable (A/R)	$25,180.38
Total Accounts Receivable	$25,180.38
Other Current Asset	
1150 - Merchant Clearing	
1155 - Amazon Seller Central	$9,365.50
1170 - Stripe Clearing	$24.98
Total - 1150 - Merchant Clearing	$9,390.48
1400 - Prepaid Expenses	$2,686.84
1500 - Inventory Asset	
1505 - Finished Goods	$100,820.05
1510 - Work in process	$89,663.18
1515 - Inventory Materials	$33,748.99
1599 - Allowance for Obsolete Inventory	$681.27
Total - 1500 - Inventory Asset	$224,913.49
1600 - Organizational Costs	$8,750.25
1605 - Accumulated Amortization	($2,770.00)
Total Other Current Asset	$242,971.06
Total Current Assets	$271,415.46
Fixed Assets	
1800 - Fixed Assets	
1800 - Fixed Assets	$18,291.09
1805 - Accumulated Depreciation	($18,291.09)
Total - 1800 - Fixed Assets	$0.00
Total Fixed Assets	$0.00
Total ASSETS	$271,415.46
Liabilities & Equity	
Current Liabilities	
Accounts Payable	
2000 - Accounts Payable (A/P)	$726,880.73
Total Accounts Payable	$726,880.73
Other Current Liability	
2105 - Gift Cards	$1,091.81
2200 - Accrued Expenses	
2205 - Accrued General	$6,575.62
2210 - Accrued Loeb Enterprises	$347,238.86
2215 - Accrued Charitable Partnership	
2215 - Accrued Charitable Partnership	$10,270.66
Total - 2215 - Accrued Charitable Partnership	$10,270.66
Total - 2200 - Accrued Expenses	$364,085.14
2250 - Accrued Purchases.	
2250 - Accrued Purchases.	$3,344.64
Total - 2250 - Accrued Purchases.	$3,344.64
2300 - Customer Prepayments	$5,828.37

Financial Row	Amount
2400 - Sales Taxes Payable	
2400 - Sales Taxes Payable	$26,833.79
2405 - Sales Taxes Payable IN	($120.70)
2411 - Sales Taxes Payable MI	$1.61
2414 - Sales Taxes Payable NE	($93.77)
2415 - Sales Taxes Payable NJ	$2,974.21
2421 - Sales Taxes Payable VA	$13.96
2423 - Sales Taxes Payable NY	$6,663.40
2424 - Sales Taxes Payable CA	$7,347.56
2425 - Sales Taxes Payable CO	$20.78
2426 - Sales Taxes Payable FL	$2,595.33
2427 - Sales Taxes Payable OK	$4.48
2428 - Sales Taxes Payable TN	($134.00)
2429 - Sales Taxes Payable TX	$3,952.75
Total - 2400 - Sales Taxes Payable	$50,059.40
Total Other Current Liability	$424,409.36
Total Current Liabilities	$1,151,290.09
Equity	
3100 - Preferred Stock	$4,793,167.78
Retained Earnings	($4,327,464.14)
Net Income	($1,345,578.27)
Total Equity	($879,874.63)
Total Liabilities & Equity	$271,415.46

Income Statement

FY 2023

Financial Row	Amount
Ordinary Income/Expense	
Income	
4000 - Revenue	
4005 - Gross Sales	$886,761.96
4010 - Shipping Income	$26,303.81
Total - 4000 - Revenue	$913,065.77
4100 - Returns, Discounts and Credits	
4105 - Discounts and Refunds Given	($27,273.35)
4110 - Returns and Credits	($2,568.46)
4115 - Wholesale/Retail Discounts	($63,345.37)
Total - 4100 - Returns, Discounts and Credits	($93,187.18)
Total - Income	$819,878.59
Cost Of Sales	
5000 - Cost of Goods Sold	
5005 - Product Cost	
5005 - Product Cost	$373,998.40
5025 - Materials	$61,959.02
Total - 5005 - Product Cost	$435,957.42
5006 - Purchasing Variances	($717.32)
5007 - Physical Inventory Variance	($2,939.93)
5010 - Fulfillment Costs	$213,342.66
5050 - Allowance for Obsolete Inventory	$311.73
Total - 5000 - Cost of Goods Sold	$645,954.56
Total - Cost Of Sales	$645,954.56
Gross Profit	$173,924.03
Expense	
6000 - Management Compensation	
6005 - Management Compensation: Executive	$145,500.00
6010 - Management Compensation: Benefits	$44,243.56
6015 - Management Compensation: Processing Fees	$5,881.49
6020 - Management Compensation: Salary	$327,660.06
6025 - Management Compensation: Taxes	$19,312.57
Total - 6000 - Management Compensation	$542,597.68
6100 - Travel & Entertainment	
6105 - Airfare	$7,016.88
6110 - Hotel & Lodging	$7,988.61
6115 - Meals	$3,038.50
6120 - Car Rental & Transit Expenses	$1,389.81
6125 - Car Mileage	$252.17
6130 - Parking	$369.50
6135 - Ground Transportation	$1,732.42
6150 - Conventions & Meetings	$21,846.46
6165 - Miscellaneous Employee/Travel Expenses	$826.98
6170 - Employee Recruitment	$250.00
Total - 6100 - Travel & Entertainment	$44,711.33
6300 - Professional Fees & Services	
6305 - General Professional Fees & Services	$58,481.37
6315 - Legal	$11,251.22
6320 - Accounting	$6,000.00
Total - 6300 - Professional Fees & Services	$75,732.59
6600 - Marketing Expenses	
6610 - DTC Marketing	$41,838.45
6615 - Marketing Development	$83,518.37
6625 - Amazon Marketing	$162,679.35

Financial Row	Amount
6635 - Wholesale Marketing	$145,732.10
6640 - Charity Partnerships	$20,061.43
Total - 6600 - Marketing Expenses	$453,829.70
6900 - Merchant Fees	$83,405.84
7000 - General & Administrative Expenses	
7010 - Office Meals	$132.80
7015 - Office Supplies	$1,440.31
7020 - Warehousing	$52,439.30
7050 - Other Business Expenses	$3,420.12
7060 - Commission	$18,162.48
7065 - Information Technology	$31,022.83
7070 - Insurance Expense	$6,317.95
7080 - Taxes & Licenses	$207.00
7085 - Bad Debt	$10,090.09
Total - 7000 - General & Administrative Expenses	$123,232.88
7100 - Other Operating Expenses	
7105 - R&D	$56.40
Total - 7100 - Other Operating Expenses	$56.40
9000 - Amortization Expense	$583.00
9015 - Obsolete inventory	$42,093.55
9050 - Depreciation Expense	($0.16)
Total - Expense	$1,366,242.81
Net Ordinary Income	($1,192,318.78)
Other Income and Expenses	
Other Expense	
7200 - Charitable Contributions: Inventory	$10,268.80
7305 - Other Expense- Professional fees	$70,500.00
7310 - Other Expense- Marketing Expenses	$30,000.00
7315 - Other Expense- Capital Raise Fees	$42,490.69
Total - Other Expense	$153,259.49
Net Other Income	($153,259.49)
Net Income	($1,345,578.27)